 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Whaley, John P. (Last) (First) (Middle) 3600 IDS Center 80 South Eighth Street (Street) Minneapolis, MN 55402 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BUCA, Inc. BUCA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year) 08/29/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code / V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	8/29/2002		P /	10,000 / A / $8.400/sh	87,166(1)	I	By Limited Partnership (1)
Common Stock	8/29/2002		P /	20,000 / A / $8.400/sh	174,334(2)	I	By Limited Partnership (2)
Common Stock			/	/ / $	413,232(3)	I	By Limited Partnership (3)
Common Stock			/	/ / $	7,106	D
Common Stock			/	/ / $	14,565	I	By Family Partnership

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8) Code / V	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) (A) or (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) / (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities Beneficially Owned at End of Month (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
	$			/		/	/	$
Explanation of Responses:

(1) The amount of securities beneficially owned following the reported transaction on Line 1, Column 5 of Table I includes share purchases previously reported under Section 16(a) of the Securities Exchange Act of 1934 (the "Act") as in effect prior to the Act's amendment on August 29, 2002. John P. Whaley is the managing administrative partner of Itasca LBO Partners VI, LLP ("Itasca LBO VI"), the general partner of Norwest Equity Partners VI, LP ("NEP VI"), the record holder of the securities reported on Line 1 of Table I. Mr. Whaley is also a director of the issuer. By virtue of his position with Itasca LBO VI, Mr. Whaley may be deemed to beneficially own the securities held by NEP VI. Mr. Whaley disclaims beneficial ownership of such securities, except to the extent of his indirect pecuniary interest therein. (2) The amount of securities beneficially owned following the reported transaction on Line 2, Column 5 of Table I includes share purchases previously reported under Section 16(a) of the Act as in effect prior to the Act's amendment on August 29, 2002. Mr. Whaley is the managing administrative partner of Itasca LBO Partners VII, LLP ("Itasca LBO VII"), the general partner of Norwest Equity Partners VII, LP ("NEP VII"), the record holder of the securities reported on Line 2 of Table I. By virtue of his position with Itasca LBO VII, Mr. Whaley may be deemed to beneficially own the securities held by NEP VII. Mr. Whaley disclaims beneficial ownership of such securities, except to the extent of his indirect pecuniary interest therein. (3) Mr. Whaley is the managing administrative partner of Itasca Partners V, LLP ("Itasca V"), the general partner of Norwest Equity Partners V, LP ("NEP V"), the record holder of the securities reported on Line 3 of Table I. By virtue of his position with Itasca V, Mr. Whaley may be deemed to beneficially own the securities held by NEP V. Mr. Whaley disclaims beneficial ownership of such securities, except to the extent of his indirect pecuniary interest therein.

By: /s/ Mary E. Schaffner, Attorney-in-Fact for John P. Whaley 09/03/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure